EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”),

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Re:	Immediate report - Pelephone signs agreement for the establishment of an LTE network

As part of the preparations being made by the subsidiary Pelephone Communications Ltd. ("Pelephone") for the launching of a fourth generation network with LTE technology, Pelephone executed an agreement with L.M. Ericsson Israel Ltd. ("Ericsson") for the upgrade of the network center to support LTE, for the purchase and installation of radio equipment and for additional adjustments to the network to enable it to support LTE. The equipment to be provided to Pelephone will also support the LTE Advanced technology (4.5 generation).

The agreement includes, among other matters, Ericsson's undertaking to supply the majority of the equipment immediately.

Pelephone expects to be prepared to launch the LTE network that will cover hundreds of sites in the Dan Region and Jerusalem within approximately three months.

The launching of the network is subject to regulatory approvals and the allocation of the frequencies that are required to operate the technology.

The above information constitutes a translation of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.